

April 18, 2006

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer
Actuant Corporation
6100 North Baker Road
Milwaukee, Wisconsin  53201

> **Re:** **Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2005**
> **Filed November 10, 2005**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2005**
> **File No. 1-10905**

Dear Mr. Lampereur:

We have reviewed your response letter dated February 28, 2006 and have the following additional comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Note 2.  Acquisitions, page 37

1. We note your response to comment 5 in our letter dated February 2, 2006.  In calculating the pre-tax income significance tests, you used forecasted 12-months ended December 31, 2004 pre-tax income instead of actual results.  Please provide us with your calculation of the pre-tax income significance test prepared in accordance with Article 1-02(w) of Regulation S-X using Hydratight Sweeney's actual pre-tax income on a US GAAP basis for the year ended December 31, 2004.  Refer to Article 3-05(b)(3) of Regulation S-X for guidance.

Note 13.  Business Segment, Geographic and Customer Information, page 57

2. We note your response to comment 9 in our letter dated February 2, 2006, including the CODM reports provided on a supplemental basis under Rule 12b-4.  Specifically, we note that the CODM receives several reports on a regular basis for which disaggregated financial information is included for each of your business units.

Your tools & supplies reportable segment appears to have two business units that are comprised of six sub-business units. The first business unit is 22% of your fiscal year 2005 consolidated net sales with gross margins for fiscal years 2004 and 2005 of approximately 50%. The second business unit is 37% of your fiscal year 2005 consolidated net sales with gross margins for fiscal years 2004 and 2005 of 28-31%. Furthermore, these business units appear to have dissimilar products. One business unit appears to sell electrical tools and other related items, whereas the other business unit appears to sell hydraulic and bolting tools.

Your engineered solutions reportable segment appears to have eight business units. Three of the eight business units appear to exceed at least one of the quantitative thresholds in paragraph 18 of SFAS 131. The first business unit has gross profit margins for fiscal years 2004 and 2005 of 27-25% with a negative sales trend of 27% for fiscal year 2005. The second business unit has gross profit margins for fiscal years 2004 and 2005 of approximately 16% with a negative sales trend of 3% for fiscal year 2005. The third business unit has gross profit margins for fiscal years 2004 and 2005 of 26-27% with sales in fiscal year 2005 nearly double the sales in fiscal year 2004. Half of the increase in this business unit appears to be due to an acquisition with the other half of the increase relating to organic growth. The other five business units do not meet the quantitative thresholds and should be classified in an "other" category in accordance with paragraphs 20 and 21 of SFAS 131, especially since it does not appear the products sold by these business units are similar to the other three business units.

Based on the above analysis, it is unclear to us how paragraph 13 of SFAS 131 supports your current financial statement disclosure of two operating and reportable segments. It appears that you may have five reportable segments in addition to an "other" category. Please re-evaluate your operating segments in accordance with paragraphs 10 - 15 of SFAS 131. If you determine that your business units are operating segments, please provide us with your revised reportable segments. Please also provide us with your analysis of paragraph 17 of SFAS 131 for each reportable segment that contains aggregated operating segments. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended August 31, 2005 and the 6-month periods ended February 28, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief